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                            July 30, 2020

       Andrew Brown
       Chief Financial Officer
       Chegg, Inc.
       3990 Freedom Circle
       Santa Clara , CA , 95054

                                                        Re: Chegg, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 20,
2020
                                                            File No. 001-36180

       Dear Mr. Brown:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2019

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Years Ended December 31, 2019 and 2018
       Net Revenues, page 45

   1. We note Chegg Services revenues increased by 31% for the year ended December 31,
                                                        2019, which you
attribute to growth in Chegg Study and Chegg Writing. To provide a more detailed analysis
and discussion of the drivers of this favorable variance, please consider disclosing the
changes in sales by service offering which addresses increases in the volume of services
provided and pricing changes that have contributed to the increase in net revenues for
Chegg Services. For example, your discussion could highlight student demand for the types of
subscription services offered (monthly, weekly, and on-demand)
                                                        and the correlation
with increases in revenues by service offering. In your discussion, please describe whether
the increases are due to any unusual events or changes in
 Andrew Brown
Chegg, Inc.
July 30, 2020
Page 2
      economic circumstances, and represent a known trend that is expected to have an ongoing favorable impact on net sales and income from operations. Refer to Item 303(a)(3)(i)
      through (iii) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at (202) 551-3273 or Lyn Shenk at (202) 551-3380 with any questions.



                                                          Sincerely,
FirstName LastNameAndrew Brown
                                                          Division of
Corporation Finance
Comapany NameChegg, Inc.
                                                          Office of Trade &
Services
July 30, 2020 Page 2
cc:       David A. Bell, Esquire
FirstName LastName